Exhibit 2

ASSET PURCHASE AGREEMENT

providing for the purchase of certain assets of

BAYER DIAGNOSTICS MANUFACTURING LIMITED

(Seller)

by

KIMBALL ELECTRONICS (WALES) LIMITED

(Buyer)

CONTENTS

1.	GENERAL AND LEGAL EFFECT	2
2.	SALE AND PURCHASE	2
3.	EXCLUDED ASSETS, EXCLUDED LIABILITIES AND ASSUMED LIABILITIES	4
4.	PRICE	6
5.	NET BOOK VALUE ADJUSTMENTS AND APPORTIONMENTS	7
6.	MERGER CONTROL FILINGS	9
7.	COMPLETION; DELIVERIES AT COMPLETION	9
8.	REPRESENTATIONS AND WARRANTIES OF BHC AND BDML	10
9.	LIMITATIONS ON CLAIMS	19
10.	REPRESENTATIONS AND WARRANTIES OF KIMBALL AND KIMBALL WALES	22
11.	GENERAL COVENANTS	23
12.	EMPLOYEES	25
13.	PENSIONS	27
14.	VALUE ADDED TAX	27
15.	INDEMNIFICATION	29
16.	MISCELLANEOUS	34

The following schedules have been omitted from this filing and will be supplementally furnished to the Securities and Exchange Commission upon request.
Schedule 1:	Apportionment of initial purchase price
Schedule 2:	Adjustment - description of the process to value stock (inventory)
Schedule 3:	Listing of employees with knowledge regarding representations and warranties
Schedule 4:	Transfer
Schedule 5:	Material Transferring Contracts
Schedule 6:	Licenses vested in BDML
Schedule 7:	Employees of BDML on the Completion Date
Schedule 8:	Intentionally left blank
Schedule 9:	Disclosure - general disclosures
Schedule 10:	Product forecast schedule
Schedule 11:	Compromise Agreements

ASSET PURCHASE AGREEMENT

1.    GENERAL AND LEGAL EFFECT

This Asset Purchase Agreement (Agreement), dated as of the 3rd day of April, 2006, sets forth the terms and conditions on which (i) Bayer HealthCare LLC (BHC), a Delaware limited liability company, a member of the worldwide group of companies headed by Bayer AG (Bayer Group), desires to cause its wholly-owned subsidiary Bayer Diagnostics Manufacturing Limited, a company incorporated in England and Wales with number 403450, (BDML) to sell to Kimball Electronics (Wales) Limited, a company incorporated in England and Wales with number 5675516 (Kimball Wales), a wholly owned United Kingdom subsidiary of Kimball Electronics Manufacturing, Inc., a company incorporated in the State of Indiana in the United States (Kimball), the manufacturing operation owned and operated by BDML at Bridgend, Wales, United Kingdom (the Operation) and accompanying assets and assign to Kimball Wales certain contracts as more fully described below, and Kimball desires to cause Kimball Wales to purchase the Operation and accept such assignment; and (ii) BHC and Kimball are willing, subject to the completion of the purchase and sale of the Operation, to enter into a contract manufacturing agreement, between BHC and Kimball Wales (Contract Manufacturing Agreement) and, in the case of Kimball to cause Kimball Wales to enter into such Contract Manufacturing Agreement, under which BHC will contract with Kimball and Kimball Wales for manufacture and/or packaging of the products currently manufactured and/or packaged at the Land and Buildings (the Products) for distribution by the Diagnostics Division and Diabetes Care Division of BHC or other companies in the Bayer Group (the Transaction).

All of the representations, warranties, undertakings and obligations of BDML and BHC contained in this Agreement are joint and several. All of the representations, warranties, undertakings and obligations of Kimball Wales and Kimball contained in this Agreement are joint and several.

2.    SALE AND PURCHASE

BDML shall or shall procure to sell, assign, transfer, and deliver to Kimball Wales the following assets used in the Operation as of the Completion Date (defined below) (the Transferring Assets):

(a)     all plant, machinery and equipment, including spare parts, owned by BDML at Completion (as defined below) and situated either at the Land and Buildings or at the locations specified in the Disclosure Schedule (excluding all fixtures and equipment that are transferred pursuant to the Transfer) (the Transferring Equipment);

(b)     all good and usable inventory and stocks of raw materials, work-in-progress, finished goods, and consumables owned by BDML and held at the Land and Buildings or locations specified in the Disclosure Schedule or in transit to BDML from suppliers at the Completion Date and that are commensurate with needs for forecasted Product volumes for the purposes of manufacturing and/or packaging the Products (the Stock);

(c)     all of BDML's right, title, interest and benefit subject to the burden of contracts of BDML relating to the conduct of the Operation and production of the Products, including all operating and finance leases and all agreements for purchase by BDML of services and supplies for the Operation (including, without limitation, any security or similar deposits relating to such contracts but excluding any contracts of employment or insurance except the Bayer UK Group Long Term Disability Policy (number G10246) which Assicurazioni Generali S.p.A in relation to two Employees and the Group Income Continuance Plan (number 702886) with Friends Provident in relation to two Employees (collectively, the Transferring Contracts, of which the Material Transferring Contracts are listed in the attached Schedule 5;

(d)     to the extent permitted by their terms or applicable law, all licenses, permits, authorizations and registrations which are vested in BDML necessary to conduct the Operation (excluding any licenses, permits, authorizations and registrations relating to the marketing of the Products) as listed in Schedule 6 (the Licences);

(e)     all records (excluding, unless otherwise provided for in this Agreement, any tax records), manuals, maintenance procedures, equipment lists, reports, data, correspondence, equipment literature, files, and other documents relating solely to the Transferring Assets and the Employees;

(f)     to the extent BDML is able to assign the benefit of the same, and subject to the burden, all product and service warranties of manufacturers (other than BDML or BHC) relating to the Transferring Assets or to the Products manufactured at the Land and Buildings on or after the Completion Date (the Manufacturer Warranties); and

(g)     subject to clause 2(f), all claims, causes, or rights of action under the Manufacturer Warranties, except to the extent relating to items incorporated in Products sold by BDML prior to the Completion Date.

In addition, BDML will provide Kimball Wales with copies of all records relating to Product manufacturing, quality warranty and US Food and Drug Administration (FDA) matters (but specifically excluding any Product design and marketing documentation) and the right to use the same in connection with the Contract Manufacturing Agreement.

3.     EXCLUDED ASSETS, EXCLUDED LIABILITIES AND ASSUMED LIABILITIES

3.1     Excluded Assets. Subject to the Transferring Assets described in clause 2 hereof, the following assets shall be excluded from the sale that is the subject matter of this Agreement:

(a)     the Land and Buildings which shall be transferred pursuant to the Transfer to Robert Hitchins Limited (the Developer);

(b)     all intellectual property rights, including those relating to the Products and the processes for production thereof, which, together with any improvements thereto, are and shall remain the sole property of BDML or BHC (as appropriate) and the parties acknowledge and agree that all matters concerning intellectual property are addressed exclusively in the Contract Manufacturing Agreement except that certain licences to intellectual property rights granted by third parties pursuant to the Material Transferring Contracts listed in the attached Schedule 5 shall be included in the Transferring Assets and except that BHC and BDML give the warranty set forth in clause 8.20 hereof;

(c)     all contractual arrangements (which for the avoidance of doubt shall include all contractual arrangements for the sale or distribution of Products) other than the Transferring Contracts;

(d)     all accounts receivable owing to BDML, whether due or existing before, at or after the Completion Date;

(e)     all cash in hand and at bank at the Completion Date; and

(f)     all other assets not specifically included in clause 2 above.

3.2     Excluded Liabilities. Except for the Assumed Liabilities, Kimball Wales shall not assume or be obligated to pay, perform, or discharge any liability, obligation, debt, charge, or expense of BHC or BDML of any kind, description, or character, whether accrued, absolute, contingent, or otherwise, or whether or not disclosed to Kimball and/or Kimball Wales in this Agreement, the Disclosure Schedule (defined below) or otherwise, which is outstanding on, accrued or referable to the period up to the Completion Date in relation to the Operation, (collectively, the "Excluded Liabilities"). Without limiting the generality of the foregoing, and subject to anything to the contrary contained in this Agreement, and the Assumed Liabilities, Kimball Wales shall not assume or be obligated to pay, perform, or discharge any liability, obligation, debt, charge, or expense of BDML or BHC, and BDML or BHC, as applicable, shall remain unconditionally liable for, the following:

(a)     any liability related to income, payroll, withholding, sales or any other tax related to the Transferring Assets or the conduct of the Operation relating to the period up to the Completion Date, including, but not limited to, any interest or penalties related thereto (other than bonus payments payable to the Employees for the period 01 January 2006 to 31 December 2006);

(b)     any liability relating to indebtedness of BDML or the Operation or to the Employees (who by way of example and without limitation, may manufacture, service, market, sell, handle, ship, clean, maintain, administer, manage or otherwise perform activities relating to the Transferring Assets) relating to the period up to the Completion Date (other than bonus payments payable to the Employees for the period 01 January 2006 to 31 December 2006);

(c)     any liability relating to any disease, illness, or injury (whether occurring before or after the Completion Date) that arises out of or results from any act, omission or occurrence related to the conduct of the Operation prior to the Completion Date, including any liability for products liability claims (whether arising before or after the Completion Date) for goods or services sold and/or delivered before the Completion Date, except to the extent that such liability arises out of, or results from, or is increased by any act or omission of Kimball and/or Kimball Wales after the Completion Date;

(d)     any liability (including, but not limited to, any liability arising from any implied warranty or breach thereof) caused by BDML and relating to the Transferring Assets or the conduct of the Operation arising prior to the Completion Date, including, without limitation, for services performed or, goods manufactured directly or indirectly, sold, or distributed by the BDML prior to the Completion Date; and

(e)     any liability related to any violation of any law, statute, rule or regulation that arises out of or results from any act, omission or occurrence related to any part of the conduct of the Operation and/or the Transferring Assets prior to the Completion Date, including, but not limited to, any claims arising from or in connection with any employment relationship, such as claims for wrongful dismissal, breach of employment contracts, sexual harassment or racial or gender discrimination, defamation or libel, personal injury claims, and any claims arising under any governing law or regulation relevant to the employment relationship, except any such liability that arises out of, or results from, or is increased by any act or omission of Kimball and/or Kimball Wales after the Completion Date or with respect to which Kimball Wales is obliged to indemnify BDML pursuant to clause 15.2.2 of this Agreement; and

3.3     Assumed Liabilities. At the Completion, Kimball Wales shall assume and agree to pay, perform, and discharge, when due, the liabilities and obligations of BDML arising on or after the Completion Date under the Transferring Contractsand, for the avoidance of doubt, all liabilities and obligations arising out of carrying on the Operation and/or the Transferring Assets on or after the Completion Date and all taxes and national insurance contributions and all other liabilities and obligations due to and in respect of the Employees on account of their employment by Kimball Wales on or after the Completion Date (collectively, the "Assumed Liabilities").

3.4     Nothing in this Agreement shall grant to Kimball and/or Kimball Wales any right, title or interest in the Land and Buildings (which is to be transferred to a third party on the date of this Agreement under the terms of the Transfer). For the avoidance of doubt, none of the representations, warranties (apart from warranty 8.21) or indemnities given by BDML and/or BHC under this Agreement are given, made or apply to the Land and Buildings or to BDML's and/or BHC's ownership, use or occupation of the Land and Buildings whether in respect of matters relating to the environment or otherwise.

4.       PRICE

4.1     The price for the Transferring Assets and BDML's and BHC's other covenants in this Agreement, subject to adjustment as described in paragraph 5 below, will be GBP 14.4 million (the Price) which shall be apportioned as set out in Schedule 1 and will be payable as follows: GBP 11.4 million (the "Completion Amount").in cash on Completion and GBP 3.0 million in respect of the Japanese Stock (the "Japanese Amount") in accordance with clause 4.2.

The Price is exclusive of value added tax if any is chargeable. In the event value added tax on any of the Transferring Assets is chargeable, Kimball and/or Kimball Wales shall, pursuant to clause 14, pay such tax.

4.2     The Japanese Amount will be payable by Kimball Wales to BDML in cash on a shipment by shipment basis within one hundred five (105) days of shipment in the case of ocean shipments or within seventy-five (75) days of shipment in the case of air shipments.

4.3     In the event that there is any adjustment to the Price under clause 5 of this Agreement, the apportionment for the Transferring Equipment and for the Stock shall instead equal their respective values on the Completion Statement or the Final Completion Statement (if applicable).

4.4     Any payment made by BDML in respect of a breach of any of the Warranties or any other payment made by BDML pursuant to this Agreement shall (and shall be deemed to) reduce the Price paid for the Transferring Assets under this Agreement by the same amount. The reduction will be allocated as nearly as possible to the Transferring Assets to which such breach or payment related or (if that is not possible) as BDML shall decide.

5.       NET BOOK VALUE ADJUSTMENTS AND APPORTIONMENTS

5.1     The Price shall be adjusted within a reasonable period (not to exceed 120 days) following Completion as follows:

(a) if the aggregate net book value of the Land and Buildings, Transferring Equipment and Stock exceeds GBP 19.7 million, by adding the excess;

(b) if the aggregate net book value of the Land and Buildings, Transferring Equipment and Stock is less than GBP 19.7 million, by deducting the shortfall;

as shown in a completion statement as at 31 March 2006 (the Completion Statement) to be prepared by BDML (using the same accounting policies as those employed in BDML's latest audited accounts, and following a stock-take carried out in accordance with the provisions of Schedule 2 by BDML) and which Completion Statement is to be delivered by BDML to

Kimball Wales within 60 days of the Completion Date. Kimball Wales shall review such Completion Statement within 30 days of receipt by Kimball Wales of such Completion Statement.

If Kimball Wales notifies BDML in writing pursuant to clause 16.4 of its objections to the Completion Statement proposed by BDML within 30 days of receipt by Kimball Wales of the Completion Statement and the parties have not reached agreement within fifteen (15) days after BDML's receipt of that notice from Kimball Wales, a further Completion Statement will be prepared by an internationally recognized accounting firm selected by Kimball Wales and satisfactory to BDML (acting reasonably) (the "Final Completion Statement"). Such accounting firm shall be independent of both Kimball Wales and BDML. The determination by the Final Completion Statement independent accounting firm shall (save in the case of manifest error) be final and binding on the parties. The independent accounting firm will determine which party will bear the fees and expenses incurred in preparing the Final Completion Statement, including whether such fees and expenses are to be shared by the parties and, if so, in what proportions.

5.2     Within fifteen (15) Business Days of the Completion Statement being agreed or finally determined in accordance with clause 5.1:

(a)     if there is an excess Kimball Wales shall pay the amount of such excess to such bank account as BDML shall notify Kimball Wales; and

(b)     if there is a shortfall BDML shall pay the amount of such shortfall to such bank account as Kimball Wales shall notify BDML.

5.3     Notwithstanding the provisions of clauses 3 or 15, all items of receipt and expenditure, prepayments and accruals, periodical charges and outgoings will be apportioned based on the financial statements of BDML as at 31 March 2006 (except those relating to Excluded Liabilities incurred after 31 March 2006 but prior to Completion that are unusual or unanticipated by Kimball Wales or relating to Excluded Assets) and will be paid to or by BDML or BHC as appropriate within 90 days of Completion. Expected expenses to be so apportioned include, but are not limited to, depreciation, payroll and benefits, utilities and service contracts.

6.       MERGER CONTROL FILINGS

6.1     Notwithstanding any other provisions of this Agreement the parties acknowledge and agree that no representations and/or Warranties are given in relation to Merger Control Filings.

7.       COMPLETION; DELIVERIES AT COMPLETION

7.1     Place and Date of Completion. The completion of the purchase and sale contemplated by this Agreement (the Completion) shall take place immediately following execution of this Agreement at the Land and Buildings on or before 3 April, 2006, or at such other place or date as the parties may mutually agree (the Completion Date) provided that all the obligations of the parties set out in this clause 7 have been discharged.

7.2     Deliveries at Completion.

7.2.1     Kimball Wales's Deliveries. At the Completion, Kimball Wales shall sign and/or deliver, or cause to be signed and/or delivered: (a) the Completion Amount; (b) written instruments or agreements, reasonably acceptable to BDML, that provide for Kimball Wales's assumption of the Assumed Liabilities; (c) this Agreement and the Transaction Agreements duly executed by Kimball Wales and Kimball (as appropriate); (d) a copy of the Licence relating to the Land and Buildings duly executed by Kimball Wales and the Developer; (e) a copy of the Transfer duly executed by the Developer, (f) the purchase price payable to BDML under the Transfer; (g) any and all other agreements, certificates, instruments, and other documents required of Kimball Wales and Kimball under this Agreement (duly executed by Kimball Wales and Kimball (as appropriate); (h) evidence of the approval of the Transaction, entry into this Agreement and entry into the Transaction Agreements by the boards of Kimball and Kimball Wales.

7.2.2     BDML's Deliveries. At the Completion, BDML shall sign and/or deliver, or cause to be signed and/or delivered: (a) assignments, and other instruments of conveyance that shall be sufficient to transfer title to the Transferring Assets to Kimball Wales free and clear of all Security Interests (defined in clause 8.7 hereof); (b) a copy of the Transfer duly executed by BDML; (c) all such third party consents as identified in section 8.4 of the Disclosure Schedule hereto as being obtained prior to Completion; (d) duly executed agreements in the agreed form for the assignment or novation of Transferring Contracts; (e) this Agreement and the Transaction Agreements duly executed by BDML ,BHC, Bayer Plc and Bayer Diagnostics Europe Limited as appropriate; (f) certified copies of resolutions of BDML's and BHC's directors, authorizing the consummation of the transactions contemplated by this Agreement; (g) all records and other documents included in the Transferring Assets; (h) copies of all records relating to Product manufacturing, quality warranty and FDA matters (but specifically excluding any Product design and marketing documentation); (i) evidence that each Security Interest (if any) encumbering any of the Assets has been released and terminated; and (j) any and all other agreements, certificates, instruments, and other documents required of BDML and BHC under this Agreement.

8.       REPRESENTATIONS AND WARRANTIES OF BHC AND BDML

8.1     BHC and BDML represent and warrant to Kimball Wales that each warranty set out in clauses 8.3 to 8.21 inclusive (each a Warranty and together the Warranties) is true and accurate in all material respects at the date of this Agreement. In this Agreement any references to the knowledge or awareness of BDML is deemed to include the actual knowledge only of the individuals specified in Schedule 3having made all reasonable enquiries.

8.2     Disclosure Schedule. BDML shall deliver to Kimball Wales, on the date of this Agreement, individually numbered schedules (collectively, the "Disclosure Schedule") corresponding to the sections and subsections of this clause. The Disclosure Schedule shall contain exceptions to the specifically identified section and subsection contained in this clause, which shall modify such section or subsection, and shall set forth each exception in reasonable detail, with attached documentation as necessary to reasonably explain the exception. BDML shall provide Kimball Wales, on or before the Agreement Date, with copies of all documents attached to, or referred to in, the Disclosure Schedule. The Warranties are qualified by the facts and circumstances fairly disclosed in the Disclosure Schedule. All of the disclosures set out in the Disclosure Schedule shall have effect in relation to each of the Warranties and Kimball Wales shall not be able to claim that any fact or matter has not been disclosed to it by reason of the relevant disclosure not being related to any one or more of the Warranties provided such disclosures fairly and reasonably describe such fact or matter.

8.3     BDML's Organization and Good Standing. BDML is a limited company duly organized and validly existing under the laws of the jurisdiction of BDML's formation. BDML has all requisite corporate power and authority to own the Transferring Assets and to carry on the Operation as conducted at the date of this Agreement. So far as BDML is aware, no action is being taken by the Registrar of Companies in England and Wales to strike BDML off the register of companies maintained by the Registrar of Companies in England and Wales. No receiver, administrative receiver, judicially appointed manager or administrator has been appointed, nor any notice given, petition presented or order made for the appointment of any such person, over the whole or any part of the assets or undertaking of BDML. No petition has been presented, no order has been made and no resolution has been passed for the winding up of BDML or for the appointment of a liquidator or provisional liquidator of BDML. No voluntary arrangement has been proposed or is in force under Section 1 of the Insolvency Act 1986 in respect of BDML. No unsatisfied judgment is outstanding against BDML and no demand has been served on BDML under Section 123(1)(a) of the Insolvency Act 1986. BDML conducts the operation in offices or places of business, and the Transferring Assets are located, only at the locations listed in the Disclosure Schedule, except in the case of Stock in transit to BDML from the suppliers thereof.

8.4     Enforceability. Each of BDML and BHC has full corporate power and authority to execute and deliver this Agreement and the Transaction Agreements, and to perform its respective obligations hereunder and thereunder, and each of such agreements constitutes the legally enforceable obligation of BDML and/or BHC, as the case may be. As far as BDML is aware, neither BDML nor BHC is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or third party in order for the transactions contemplated by this Agreement or the other Transaction Agreements to be consummated except as disclosed at section 8.4 of the Disclosure Schedule, and, except as so disclosed, all such notices, filings, authorizations, consents and approvals have been given, made or obtained, as applicable, before the Completion Date.

8.5     No Conflict with Other Instruments or Proceedings. The signing and delivery of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby will not (a) result in the breach of any of the terms or conditions of, or constitute a default under, BDML's memorandum and articles of association or BHC's corporate charter or bylaws or any contract, agreement, lease, commitment, indenture, mortgage, pledge, note, bond, license, or other instrument or obligation to which BDML or BHC is a party or by which BDML or BHC may be bound or any of the Transferring Assets may be materially and adversely affected; (b) as far as BDML is aware (following all reasonable inquiries), violate any law, rule, or regulation of any administrative agency or governmental body in England and Wales or the European Union or, as far as BDML is aware, violate any order, writ, injunction, or decree of any court, administrative agency, or governmental body in England and Wales or the European Union; (c) result in the imposition of any lien or encumbrance on any of the Transferring Assets; or (d) give rise to any right of first refusal or similar right to any third party with respect to any interest in any of the Transferring Assets.

8.6     Compliance with Laws and Other Regulations.

(i)     For the three (3) years prior to the date of this Agreement as far as BDML is aware with respect to the Operation, the Employees, and the Transferring Assets BDML has, in all material respects, complied with all requirements of local law, rule and regulation (including those relating to taxes) and all requirements of any governmental body or agency of England and Wales with respect to the conduct of the Operation, or the Employees, or the Transferring Assets; and

(ii)     there is no actual and, as far as BDML is aware, no written pending or written threatened action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against BDML or any of the Transferring Assets or relating to the Operation alleging any failure to so comply.

8.7     Title; Encumbrances. The Transferring Assets are free and clear of all claims, liens, mortgages, security interests, pledges, encumbrances, charges, obligations, and other restrictions, except for restrictions solely arising from and relating to the Assumed Liabilities (collectively, the Security Interests). BDML has good and marketable title to all of the Transferring Assets. There is no actual nor, so far as BDML is aware, any pending or threatened dispute or claim made by any other person or entity concerning any such title to or ownership of any of the Transferring Assets or, except as disclosed in section 8.7 of the Disclosure Schedule, any Security Interest in any of the Transferring Assets. Except as disclosed in Section 8.7 of the Disclosure Schedule, the Transferring Assets together with the fixtures deemed to be part of the Land and Buildings that are transferred pursuant to the Transfer, equipment owned by Bayer PLC to be used by Bayer PLC to provide services under the Transitional Services Agreement or to be made available to Kimball Wales under the Parts Distribution Agreement include all the machinery and tooling necessary for the conduct of the Operation in all material respects in the same manner as the Operation is being conducted as at Completion.

8.8     Absence of Certain Changes or Events. Since the Last Accounting Date, as defined in clause 16.14 hereof, there has been no material adverse change in the condition of the Transferring

Assets, the Operation or the conduct of the Operation as of the Completion Date, financial or otherwise, except as set forth in section 8.8 of the Disclosure Schedule. So far as BDML is aware, since the last forecast (attached hereto as Schedule 10) for purchase of Products, no event has taken place that BDML reasonably expects will cause the forecast to change in any material respect.

8.9     Suppliers. Since the Last Accounting Date, and except as set forth in section 8.9 of the Disclosure Schedule, there has not been any adverse change in the terms on which BDML contracts with BDML's 20 largest suppliers and BDML's 10 largest service providers (in terms of BDML's annual spend in connection with the Operation), whose names are listed in section 8.9 of the Disclosure Schedule. None of the suppliers or service providers listed in section 8.9 of the Disclosure Schedule has indicated to BDML that it wishes to make a material adverse change to the terms on which it contracts with BDML or, as far as BDML is aware, no such supplier or service provider has filed or intends to pursue a claim in excess of GBP 10,000 for nonpayment or nonperformance by BDML.

8.10     Stock. All Stock is of a good and merchantable quality, or is suitable and usable for the manufacture of Products. None of the Stock is obsolete or in excess of the necessary requirements of the conduct of the Operation commensurate with needs for BDML's forecasted Product volumes. None of the Stock related to urine strip Products shall decay or degrade or become less merchantable, by virtue of normal and customary storage as is currently in place at the Operation prior to such time as such materials could reasonably be expected to be used in accordance with BDML's forecasted Product volumes.

8.11     Location and Condition of Machinery and Equipment. Except as set forth in the Disclosure Schedule all plant, machinery and equipment (including spare parts) comprised in the Transferring Assets will be located at the Land and Buildings on the Completion Date. The plant, machinery and equipment comprised in the Transferring Assets are in good operating condition and good maintenance and repair (ordinary wear and tear excepted and consistent with their age), for the purposes for which they are presently being used.

8.12     Transferring Contracts. The Material Transferring Contracts are listed in Schedule 5. BDML has provided Kimball Wales with a copy of each Material Transferring Contract. Except for rights to use of the assets to be transferred to the Developer pursuant to the Transfer, the Transitional Services Agreement, the Contract Manufacturing Agreement and the Parts Distribution Agreement, the Transferring Contracts are all the contracts, arrangements, and agreements, of whatsoever nature, necessary to enable Kimball Wales to conduct the Operation in all material respects in the same manner as the Operation is being conducted as at Completion. The Transferring Contracts are valid and enforceable in accordance with their terms, and, BDML and, so far as BDML is aware, all other parties to each of those Transferring Contracts have performed all obligations required to be performed in connection with these Transferring Contracts to date. Neither BDML nor, so far as BDML is aware, any other party is in default or in arrears under the terms of these Transferring Contracts, and no condition exists or event has occurred which, with the giving of notice or the lapse of time or both, would constitute a default under any of them. No Material Transferring Contract is out of the ordinary and usual course of business. BDML has not given any power of attorney to any person, firm, or corporation for any purpose whatsoever relating to the Transferring Assets.

8.13     Litigation. There is no actual and, as far as BDML is aware, no threatened or pending suit, action, proceeding (legal, administrative, or otherwise), claim, investigation, or inquiry (by an administrative agency - including the FDA, governmental body, or otherwise) by, against, or otherwise affecting BDML with respect to the conduct of the Operation or any of the Transferring Assets. There is no outstanding judgment, order, writ, injunction, or decree of any court, administrative agency, governmental body, or arbitration tribunal against or affecting BDML in relation to the conduct of the Operation or any of the Transferring Assets.

8.14     Product Liabilities. Within the last 5 years, BDML's costs with respect to product liability or warranty claims associated with the conduct of the Operation have not exceeded, on a per annum basis, GBP 20,000 during such period.

8.15     Permits and Licenses. Save for any licence, permit or authorization held by or vested in a contractor who provides services to BDML in connection with the operation of the Transferring Assets or the conduct of the Operation, all permits, licenses, orders, and approvals necessary to own or operate the Transferring Assets in connection with the conduct of the Operation are identified in Section 8.15 of the Disclosure Schedule, are assignable to Kimball Wales and are in full force and effect. The Licences have been complied with by BDML in all material respects. All fees and charges incident to the Licences have been fully paid and are current, and, so far as BDML is aware, no suspension has been threatened or could reasonably be expected to result by reason of the transactions contemplated by this Agreement.

8.16     Brokers. BDML has not retained or employed, and is not and will not be liable to pay, any broker, finder, investment banker, or other person, or taken any action, or entered into any agreement or understanding that would give any broker, finder, investment banker, or other person any valid claim against Kimball Wales or BDML for a commission, brokerage fee, or other compensation.

8.17     Intercompany Arrangements. BDML has not entered into any material contracts, agreements, or commitments with any of BDML's Affiliates with respect to the Transferring Assets or the BDML's operations being carried on at the Operation, except as listed on section 8.17 of the Disclosure Schedule.

8.18     Accuracy of Statements. BDML's financial statements dated as of 31 August 2005 and 31 December 2005 (such financial statements being attached to section 8.18 of the Disclosure Schedule) have been prepared from the books and records of BDML and fairly present the financial position of BDML as of their respective dates and its results of operations for the periods ended on such dates. The financial statements of 31 December are prepared in accordance with generally accepted accounting principles in the United Kingdom. The financial statements of 31 August are prepared in accordance with IAS, the only departure from generally accepted accounting principles of the United Kingdom being the Pension Provision and related Deferred Tax impact.

8.19     Employment. The only representations and Warranties given in respect of matters relating to Employees are in clause 8.6 and this clause 8.19. Except as otherwise disclosed in the Disclosure Schedule:

(i)     [Note: Intentionally left blank];

(ii)     since September 19, 2005, no changes have been made to the terms of employment, benefits or conditions of service of any Employee or to the terms of any agreement or arrangement with any trade union, employee representative or body of employees or their representatives which may affect the Employees;

(iii)     BHC and/or BDML have disclosed in writing to Kimball and/or Kimball Wales the following, all of which are true, accurate and complete in all material respects as of the Completion Date:

(a)     copies of all service contracts and contracts for services, handbooks, policies and other relevant documents which apply to the Employees;

(b)     full particulars of the current terms of employment or engagement and benefits of all Employees including, without limitation, remuneration, benefits and any other contractual agreements, whether or not recorded in writing, or implied by custom or practice or otherwise provided that, where a policy has been disclosed, BHC and BDML shall have no responsibility or liability with respect of the status of such policy or practice as contractual or non-contractual;

(c)     all information required by law to be included in particulars of terms of employment for the Employees, including date of birth, date of commencement of continuous employment, job title, current remuneration, bonuses, commission, pension schemes or pension rights and benefits;

(d)     copies of all agreements with any trade union, employee representative or body of employees or their representatives and details of any such unwritten agreements which may affect the Employees.

(iv)     in respect of each of the Employees, BDML has:

(a)     as far as it is aware, in the period of three (3) years prior to the Completion Date, performed all legal obligations and duties required to be performed by it (and has settled any outstanding Demand whether arising under contract, statute, at common law or in equity or under any treaties including the Treaty of Rome, the laws of the European Union or otherwise);

(b)     in the period of three years prior to the Completion Date, fully complied with its obligations under regulation 10 of TUPE (subject to compliance by Kimball Wales with regulation 10(3) of TUPE) and section 188 of TULR(C)A to inform and consult with trade union or other employee representatives on any matter concerning or arising from this agreement or affecting the Employees and it has provided to Kimball and/or Kimball Wales such information as Kimball and/or Kimball Wales has reasonably requested in writing in order to verify such compliance with regulation 10 of TUPE;

(c)     in the period of three years prior to the Completion Date, abided by the terms of any agreement or arrangement with any trade union, employee representative or body of employees or their representatives which may affect the Employees;

(d)     in the period of five years prior to the Completion Date, maintained adequate, suitable and up-to-date records relating to the Employees; and

(e)     in the period of three years prior to the Completion Date, paid to HM Revenue and Customs and any other appropriate authority all taxes, national insurance contributions and other levies that have fallen due in respect of the Employees on account of their employment by BDML up to and including the Completion Date.

(v)     BDML has not made any offer of employment or engagement to any person to work at the Operation that has not yet been accepted or that has been accepted but the employment or engagement has not yet started (except to any of the Employees);

(vi)     all contracts of service or for services with any of the Employees or agents of BDML are terminable by BDML at any time on three months' notice or less without compensation (other than for unfair dismissal or a statutory redundancy payment). BDML has no liability other than for salary, wages, benefits, commission or pension to or for the benefit of any person who is an Employee or agent of the Operation;

(vii)     BDML has not offered, promised or agreed to any future variation in any contract of employment of any one of the Employees;

(viii)     so far as BDML and/or BHC is aware, there are no enquiries or investigations existing, pending or threatened affecting BDML or the Operation by the Equal Opportunities Commission, the Commission for Racial Equality, the Disability Rights Commission, the Health and Safety Executive or other similar bodies, nor as far as BDML is aware are there any facts which create a reasonable possibility of giving rise to the same.

(ix)     none of the Employees are working out their notice period;

(x)     except in relation to any voluntary redundancies which may be effected by Kimball Wales on or after Completion, none of the Employees has an agreement with BDML entitling such Employee to terminate his employment as a result of the transaction contemplated by this Agreement;

(xi)     no Employee is on secondment, maternity leave, or has been absent for a period of 28 days or more in any 6 month period within the 12 months ending on the date of this Agreement on grounds of disability, ill-health or other leave of absence;

(xii)     none of the Employees are subject to disciplinary proceedings or grievance procedures.

(xiii)     BDML has paid all sums due in relation to the Employees up to and including the Completion Date (whether arising under common law, statute, equity or otherwise) including all salaries, wages, bonus or commission, expenses, national insurance and pension contributions, liability to taxation and other sums payable in respect of any period up to the Completion Date;

(xiv)     there are no sums owing to or from any Employee other than reimbursement of expenses, salaries and wages for the current salary period, bonuses for the 2006 calendar year and holiday pay for the current holiday year;

(xv)     BDML has not transferred any of the Employees from working within the Operation, it has not induced any Employee to resign their employment in the Operation, and it has not agreed to transfer any Employee from the Operation (without the prior written consent of Kimball Wales;

(xvi)     BDML has not transferred any person who is not an Employee to work in the Operation without the prior written consent of Kimball Wales.

8.20     Intellectual Property. Except as set forth in section 8.20 of the Disclosure Schedule no third party has notified BDML of any complaint, objection or claim for infringements or alleged infringements of intellectual property rights of such third party in relation to any Product (including the processes for production thereof) the sales of which account for more than 5% of the total sales of Product by BDML.

8.21     Works to Land and Buildings

(i)     In response to certain findings made in a report prepared by ENSR International dated October 2005 (the "Report") on behalf of Kimball , BDML has undertaken or procured the carrying on of the following works ("Works") to the Land and Buildings:

(a)     Cleaning of the walls and floor of the previous Hematek area by power washing and acid. The walls and floor were then sealed with special paint;

(b)     Asbestos treatment in accordance with the summary set forth in Section 8.21 of the Disclosure Schedule

(c)     Collection of oil spilt in the former boiler room using Spilsov Absorbent Pellets which were subsequently disposed of as contaminated waste.

(ii)     The Works have been carried out in a good and workmanlike manner and to the best of BDML's knowledge, information and belief were an appropriate means of dealing with the relevant findings of the Report.

(iii)     In the case of asbestos treatment, an appropriately licensed contractor, selected by BDML after undertaking an appropriate assessment of the contractor's capability, undertook the work and no claims have subsequently been made against the contractor in relation to the work undertaken by it.

(iv)    To the best of BDML's knowledge, information and belief there has been no further discharge of oil from the former boiler room and any residual staining of the floor of the boiler room relates to a previous leakage

9.     LIMITATIONS ON CLAIMS

9.1     This clause limits the liability of BDML and BHC in relation to any claim in respect of any breach of Warranty (a "Claim").

9.2     The liability of BDML and BHC for all Claims when taken together shall not exceed GBP 8,800,000.

9.3     Neither BHC nor BDML shall be liable for a Claim unless:

(a) the amount of the Claim exceeds GBP 25,000; and

(b) the amount of all Claims that are not excluded under 9.3(a) when taken together exceed GBP 100,000, in which event the entire amount of the Claim is recoverable.

9.4     Neither BHC nor BDML shall be liable for a Claim unless Kimball Wales has given BDML notice of the Claim, specifying (in reasonable detail) the nature of the Claim and the amount claimed within the period of three (3) years beginning with the Completion Date and the liability of BDML and/or BHC for the Claim specified in such written notice shall absolutely determine and cease (unless the amount payable in respect of such Claim has been agreed in writing by Kimball Wales and BDML within six months of the date of such written notice) or, if legal proceedings have not been instituted in respect of such Claim, by the due service of process on BDML within six months of such written notice.

9.5     Kimball Wales shall, and shall procure that each of its Affiliates shall, take all reasonable steps to avoid or mitigate any loss or liability which may give rise to a Claim or other breach of this Agreement.

9.6     No Claim shall be admissible, and neither BDML nor BHC shall be liable in respect of a Claim to the extent that:

(a)     the liability arises or is increased as a result of, at the request of or is otherwise attributable wholly or partly to any voluntary act, transaction or omission of Kimball and/or Kimball Wales or its respective directors, employees, Affiliates or agents on or after Completion; or

(b)     the liability arises wholly or partly out of or as a result any act, omission carried out by Kimball Wales or any Affiliate of Kimball Wales; or

(c)     it relates to any liability which is contingent only and unless such contingent liability becomes an actual liability and is due and payable, provided that such a claim shall not be barred by operation of clause 9.4 of this Agreement if Kimball gives written notice specifying (in reasonable detail) the facts giving rise to such contingency within the period specified in clause 9.4 and the contingency becomes an actual liability within 6 months of receipt of that written notice; or

(d)     there is a corresponding net saving or benefit to Kimball Wales or any of its Affiliates derived therefrom; or

(e)     to the extent that liability in respect of such Claim arises or is increased wholly or partly as a result of any legislation not in force at the date of this agreement which takes effect retrospectively.

9.7     If Kimball Wales recovers any amount under a policy of insurance or from a Third Party, the amount of the Claim shall then be reduced by the amount recovered (less all reasonable costs, charges and expenses incurred by Kimball Wales in recovering that sum under the policy of insurance or from such Third Party) or be extinguished if the amount recovered exceeds the amount of the Claim, or if the Claim has already been paid to Kimball by BDML and/or

BHC, then Kimball shall repay to BDML and /or BHC as soon as possible so much of the amount paid to Kimball Wales as does not exceed the sum recovered under the insurance policy or from such Third Party (less all reasonable costs, charges and expenses incurred by Kimball Wales in recovering the sum under the insurance policy or from such Third Party) . Kimball shall not be required to seek recovery against any policy of insurance in respect of any Claim but shall take such reasonable steps as BDML may request to enforce its rights against Third Parties in relation to any Claim, provided that BDML shall reimburse Kimball's reasonable costs and expenses in connection therewith.

9.8     Conduct of Claims Involving Third Parties. Where Kimball Wales has notified BDML of a matter which might give rise to a Claim pursuant to clause 9.4 above and that matter involves a Third Party making a claim against Kimball Wales BDML shall then have the option to elect in accordance with the provisions of clauses 9.9 and 9.10 below to take any action or defend any proceedings against that Third Party ("Third Party Proceedings") in connection with the matter at the sole expense of BDML.

9.9     Proceedings Involving Third Parties. On the written request of BDML received by Kimball Wales within thirty (30) Business Days of the receipt of notice from Kimball Wales pursuant to clause 9.8 above, BDML may elect to take action in connection with any such Third Party Proceedings. Kimball Wales shall have the right to employ its own counsel and participate in the Third Party Proceedings, but the fees and expenses of Kimball Wales' counsel shall be at the expense of Kimball Wales, unless the employment of Kimball Wales' counsel at the expense of BDML shall have been authorized in writing by BDML in connection with the Third Party Proceedings. Under no circumstance may Kimball Wales compromise or settle Third Party Proceedings without the prior written consent of BDML.

9.10     Conduct of the Third Party Proceedings. BDML shall (a) keep Kimball Wales fully informed of the action, suit, proceeding at all stages of the matter whether or not represented; (b) promptly submit to Kimball Wales copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received in connection with the action, suit or proceeding; (c) permit Kimball Wales and its counsel, to the extent practicable to confer on the conduct of the defense of the action, suit, or proceeding; and (d) to the extent practicable, permit Kimball Wales and its counsel an opportunity to review all legal papers to be submitted before the submission. Subject to an appropriate confidentiality agreement, the parties shall make available to each other and each other's counsel and accountants all of the books and records relating to the action, suit or proceeding and each party shall render to the other any assistance as may reasonably be required to ensure the proper and adequate defense of the action, suit or proceeding.

10.       REPRESENTATIONS AND WARRANTIES OF KIMBALL AND KIMBALL WALES

Kimball and Kimball Wales represent and warrant to BDML as follows:

10.1     Kimball Wales's Organization and Good Standing. Kimball and Kimball Wales are limited companies duly organized and validly existing under the laws of the jurisdiction of their formation.

10.2     Enforceability. Kimball and Kimball Wales have full corporate power and authority, and have taken all action necessary to execute and deliver this Agreement and the Transaction Agreements, to enter into this Agreement and to perform their obligations hereunder and thereunder and each such agreement constitutes the legally enforceable obligation of Kimball and Kimball Wales.

10.3     No Conflict with Other Instruments or Proceedings. The signing and delivery of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby will not (a) result in the breach of any of the terms or conditions of, or constitute a default under, Kimball Wales's memorandum and articles of association or Kimball's corporate charter or by-laws; (b) as far as Kimball is aware, violate any federal, state, or local law, rule, or regulation of any administrative agency or governmental body in the jurisdictions of formation of Kimball and Kimball Wales or any order, writ, injunction, or decree of any court, administrative agency, or governmental body. All consents, approvals, or authorizations of, or declarations, filings, or registrations with, any third parties or governmental or regulatory authorities required of Kimball and Kimball Wales in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been obtained or made, as applicable, by Kimball and Kimball Wales before the Completion Date.

10.4    Brokers. Kimball and Kimball Wales have not retained or employed, and are not and will not be liable to pay, any broker, finder, investment banker, or other person, or taken any action, or entered into any agreement or understanding that would give any broker, finder, investment banker, or other person any valid claim against Kimball or Kimball Wales for a commission, brokerage fee, or other compensation.

10.5     Kimball Wales has complied and shall comply in all respects with its obligations under Regulation 10(3) of TUPE and it has provided and shall provide BDML with such information as BDML shall reasonably request in writing to verify such compliance.

11.       GENERAL COVENANTS

11.1     Consents and Estoppels. Prior to the Completion, BDML will, where necessary, use reasonable endeavours to obtain consent to the transfer of the Licences and the assignment of the Material Transferring Contracts, except as otherwise specified in section 8.4 of the Disclosure Schedule.

11.2     Confidentiality. Except as otherwise described in this paragraph, and in order to comply with the parties' obligations to inform and consult their employees in accordance with Regulation 10 of TUPE, section 188 of TULR(C)A, any terms of any trade union agreements and good industrial practice, no announcement or other disclosure will be made concerning the contents of this Agreement, the Transaction or any constituent asset or liability or the negotiation of the Transaction Agreements, except as required by law or any regulatory or tax authority or with the joint written approval of BHC and Kimball. Notwithstanding the foregoing, either party may discuss the Transaction with business and/or real estate brokerage firms, as well as prospective purchasers or tenants of portions of the Land and Buildings; provided that such third parties have executed a confidentiality agreement in favour of both Kimball and BHC that is at least as restrictive as this paragraph. In connection with any filing made by Kimball or a Kimball Affiliate with the United States Securities and Exchange Commission (the "SEC") relating to or describing the Transaction, Kimball shall afford BDML and its Affiliates reasonable opportunity to review and request changes in such filing to protect BDML and its Affiliates' information of a competitive or confidential nature and shall use all reasonable efforts to obtain confidential treatment from the SEC of any such information (including provisions of the Transaction Documents) which is required to be included in such filing.

11.3     Following Completion, Kimball Wales agrees to forward to BDML any communication received by Kimball Wales that pertains to Excluded Assets or Excluded Liabilities and to provide, upon reasonable advance notice, all reasonable assistance requested by Bayer (including, for the avoidance of doubt, access to relevant personnel, books and records) (i) to enable BDML to respond to any such communication, (ii) to enable BDML to prepare its accounts and tax returns (including corporation tax, employee taxes and VAT) for the financial year during which Completion takes place, and (iii) to enable an audit of those accounts and, if applicable, tax authority audit of those tax returns, to take place.

11.4     Following Completion, Kimball Wales and its Affiliates and BDML and its Affiliates will provide each other with all necessary assistance (including, where appropriate, access to relevant premises) to ensure that upon termination of the Transition Services Agreement the following servers are transferred from their present location to the Operation: One (1) Compaq ProLiant ML530 w/2GB RAM server computer running MS Windows 2000/SP-4 supporting the SAGE production system (BU1166), one (1) Compaq ProLiant ML370 server computer running MS Windows 2000/SP-4 w 2GB RAM supporting the SAGE reporting systems (BU1167), and one (1) Compaq/Hewlett Packard ProLiant DL380 G3 w/3GB RAM server computer running MS-Windows 2003 supporting the LIMS application (BGBNBYSAP01).

11.5     Further Assurances. Kimball, Kimball Wales, BDML and BHC shall execute all documents and take all further actions as may be reasonably required or desirable on or after the Completion to carry out the provisions of this Agreement and the transactions contemplated by this Agreement after the Completion to evidence the consummation of the transactions contemplated pursuant to this Agreement. Upon the terms and subject to the conditions of this Agreement, Kimball Wales and BDML shall take all reasonable actions and do, or cause to be done, all other reasonable things necessary, proper, or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and obtain in a timely manner all necessary waivers, consents, and approvals, and to effect all necessary registrations and filings.

11.6     Broker's Fees. Kimball Wales shall reimburse BDML for any and all broker's fees, finder's fees, agent's commissions, financial adviser's fees, and other similar fees (collectively, "Broker's Fees") imposed on BDML as a result of any actions of Kimball Wales in connection with the performance of this Agreement or the consummation of the transactions contemplated by this Agreement. Likewise, BDML shall reimburse Kimball Wales for any and all Broker's Fees imposed on Kimball Wales as a result of any actions of BDML in connection with the performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

11.7     Packaging and Labelling. Kimball Wales agrees to and undertakes to procure that its Affiliates will not use any packaging or labelling materials bearing the name of BDML except to package or label products sold to BHC or Affiliates of BHC pursuant to the Contract Manufacturing Agreement.

12.       EMPLOYEES

12.1     BDML and Kimball Wales acknowledge and agree that the sale and purchase pursuant to this Agreement will constitute a relevant transfer for the purposes of TUPE and, accordingly, that such transfer will not operate so as to terminate the contracts of employment of any of the Employees. Such contracts shall be transferred to Kimball Wales with effect from the Completion Date.

12.2     Consultations. BDML will consult with Employees, up to and including the Completion Date, as required under regulation 10 of TUPE, and any trade union agreements, with respect to the sale of the Operation (the Consultations). It is understood and agreed that BDML and Kimball Wales shall cooperate and consult with each other to the extent reasonable in connection with all efforts and plans that are developed and implemented in respect of the Consultations.

12.3     Redundancy Information. BDML will use commercially reasonable efforts to facilitate the transfer on behalf of Kimball Wales of information regarding a proposed voluntary redundancy program to be implemented by Kimball Wales on or after the Completion Date. Any such information shall concern voluntary redundancies of no more than 19 Employees. For the avoidance of doubt, BDML's obligations in this clause 12.3 shall be limited to the provision of reasonable and relevant information on behalf of Kimball Wales for the purposes of applications for voluntary redundancy on or after the Completion Date and shall not in any circumstances concern the implementation of any such redundancies. Subject to clauses 15.1. (b) and 15.2.2, all payments to be made to any Employees in connection with any redundancies effected on or after the Completion Date (including but not limited to statutory, ex gratia and contractual redundancy payments) shall be made by Kimball Wales directly to the relevant Employees.

12.4     BDML, Kimball and Kimball Wales shall at all times cooperate and consult with each other to the extent reasonable in connection with all efforts and plans that are developed in connection with the proposed voluntary redundancies. Such efforts shall be carried out by BDML in cooperation with Kimball and/or Kimball Wales to the extent reasonable and in accordance with the reasonable recommendations and requests of Kimball and/or Kimball Wales and within the scope of clauses 12.3 and 12.4. For the avoidance of doubt, BDML shall have no obligation under clauses 12.3 and 12.4 to implement any voluntary or compulsory redundancies, or assist Kimball and/or Kimball Wales to implement any voluntary or compulsory redundancies.

12.5     Compromise Agreements. Kimball Wales and BDML shall enter into a tripartite compromise agreement with each Employee who is formally accepted for voluntary redundancy either on or after Completion (the "Accepted Employees") in the form agreed and attached hereto as Schedule 11 (the "Compromise Agreements"), subject to the refusal of an Accepted Employee to enter into a Compromise Agreement with either party. Kimball Wales shall conduct any necessary negotiation with the Accepted Employees on the terms of the Compromise Agreements. Any changes made to the form of the Compromise Agreements as contained in Schedule 11 must be agreed in writing with BDML prior to final confirmation of the terms of each Compromise Agreement with the relevant Accepted Employee, such consent not to be unreasonably withheld or delayed. Kimball Wales shall be wholly liable for all costs incurred by Kimball Wales in the drafting and negotiation of any Compromise Agreement and to any Accepted Employee for any contribution that Kimball Wales agrees to make towards the legal fees that any Accepted Employee may incur in obtaining independent legal advice on the terms of the Compromise Agreement and shall indemnify and keep indemnified BDML for any Demand arising from or in connection with such costs or fees.

12.6     [Intentionally omitted]

12.7     [Intentionally omitted]

12.8     Without prejudice to the other provisions of this clause 12, each party shall, at its own expense, give the other party such assistance as that party may reasonably require to contest any Demand by any person employed or engaged in the Operation at or prior to the Completion Date, or their representatives resulting from or in connection with this agreement, subject always to the parties' obligations under the Data Protection Act 1988 (DPA 1998).

12.9     BDML shall, upon request by Kimball Wales and at BDML's expense, provide to Kimball Wales such information or documents as Kimball Wales may reasonably require relating to the terms of employment, pension and life assurance arrangements, health benefits, welfare or any other matter concerning any of the Employees or any trade union, employee representative or body of employees or their representatives or relating to collective agreements or individual grievances in the period prior to Completion.

12.10     Bonus Payments.

It is acknowledged and agreed that BDML has paid all bonus payments payable to Employees for the bonus period 1 January to 31 December 2005 and BDML shall have no liability whatsoever for any payments relating to or arising from bonus payments payable to Employees for the bonus period 1 January to 31 December 2006.

13.     PENSIONS

On Completion the Employees will no longer be able to participate in any Bayer Group-related pension plans (collectively referred to as the Bayer Pension Plan) as active members and will cease to accrue any future service benefits in the Bayer Pension Plan. BDML shall remain solely responsible for any and all pension-related obligations, benefits and commitments of Employees relating to the period before the Completion Date. Kimball and/or Kimball Wales will put in place pensions arrangements in respect of the Employees with effect following the Completion Date in compliance with the new requirements of the Pensions Act 2004 in relation to what a purchaser must provide to transferring employees on a business acquisition. The benefits which the Employees have accrued up to the Completion Date in the Bayer Pension Plan will remain in the Bayer Pension Plan.

14.     VALUE ADDED TAX

14.1     BDML and Kimball Wales intend that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the Operation and the Transferring Assets under this Agreement and agree to use all reasonable endeavours to secure that the sale is treated as neither a supply of goods nor a supply of services under that article.

14.2     If, nevertheless, any VAT is payable on the sale of the Operation and the Transferring Assets under this Agreement and HM Revenue and Customs have so confirmed in writing after full disclosure of all material facts, Kimball Wales shall pay to BDML the amount of that VAT immediately on payment of the VAT by BDML or, if later, promptly after delivery by BDML to Kimball Wales of a proper VAT invoice in respect of it, together with a copy of the confirmation from HM Revenue and Customs that VAT is payable and of the document disclosing all material facts as described in clause 14.3.

14.3     For the purposes of clause 14.2, VAT shall only be treated as payable if HM Revenue and Customs have so confirmed in writing after full disclosure of all material facts.

14.4     Before sending any relevant letter to HM Revenue and Customs, BDML shall give Kimball Wales a reasonable opportunity to comment on it and shall make such amendments as Kimball Wales reasonably requires.

14.5     If Kimball Wales pays BDML an amount in respect of VAT under clause 14.2 and HM Revenue and Customs note that all or part of it was not properly chargeable, BDML shall repay the amount or relevant part of it to Kimball Wales. BDML shall make the repayment promptly after the ruling, unless it has already accounted to HM Revenue and Customs for the VAT. In that case, BDML shall apply for a refund of the VAT (plus any interest payable by HM Revenue and Customs), use reasonable endeavours to obtain it as speedily as practicable, and pay to Kimball Wales the amount of the refund and any interest when and to the extent received from HM Revenue and Customs.

14.6     BDML and Kimball Wales intend that BDML should retain the records referred to in section 49 of VATA 1994 (VAT Records) and accordingly:

(a)     BDML shall immediately make a request to HM Revenue and Customs for a direction that the VAT Records be preserved by BDML;

(b)     BDML shall promptly notify Kimball Wales of the result of that request and, if HM Revenue and Customs do not grant it, shall deliver the VAT Records to Kimball Wales as soon as reasonably practicable; and

(c)     BDML shall:

(i) preserve the VAT Records in the United Kingdom for such period as may be required by law;

(ii) so long as it preserves the VAT Records, permit Kimball Wales reasonable access to them to inspect or make copies of them;

(iii) not at any time cease to preserve the VAT Records without giving Kimball Wales a reasonable opportunity to inspect and remove such of them as Kimball Wales wishes; and

(iv) if all the VAT Records are to be delivered to Kimball Wales under clause 14.6 (b), clause 14.6 (c) shall apply as if references to BDML were references to Kimball Wales and vice versa.

15.       INDEMNIFICATION

15.1     Indemnity by BDML Subject to clauses 15.1(b) and 15.3, BDML and/or BHC shall defend, indemnify, keep indemnified and hold harmless Kimball Wales against any and all loss, cost, damage, assessment, administrative fine or penalty, liability, obligation, Demands, claim, or expense (including reasonable attorneys' and other professional fees and similar expenses) (collectively, the "Indemnified Losses") from, resulting by reason of, or arising in connection with:

(a)     any of the following employment-related matters:

(i)     any Demand (including reasonable legal and other professional fees and expenses) by or on behalf of any of the Employees arising from or in connection with their employment or its termination prior to the Completion Date except any such Demand arising from or in connection with any act or omission of Kimball and/or Kimball Wales on or prior to Completion, including but not limited to provision of information in accordance with Kimball and/or Kimball Wales's obligations under Regulation 10(3) of TUPE; or

(ii)     any Demand (including reasonable legal and other professional fees and expenses) by any Employee, trade union, employee representative or body of employees or their representatives in respect of any of the Employees, arising from or connected with any failure by BDML prior to the Completion Date to comply with its legal obligations under clause 12.2 of this Agreement except any such Demand arising from or in connection with the failure by Kimball and/or Kimball Wales to provide information in accordance with its obligations under Regulation 10(3) of TUPE; or

(iii)     any act or omission of BDML prior to Completion which, by virtue of TUPE, is deemed to be an act or omission of Kimball and/ or Kimball Wales.

(b)     In respect of the indemnities provided by BDML and/or BHC in clause 15.1.1(a), BDML and/or BHC shall only indemnify Kimball Wales for fifty per cent (50%) of such liabilities which arise out of any Demand related to (i) failure to consult in relation to the proposed voluntary redundancies of up to 19 Employees as described in clauses 12.3 and 12.4 or (ii) any unfair or constructive dismissal in respect of any termination of employment directly or indirectly as a result of voluntary redundancies of up to 19 Employees as described in clauses 12.3 and 12.4.

(c)     any ownership of the Transferring Assets or any matter relating to the conduct of the Operation by BDML before the Completion Date including without limitation, any Bayer Pension Plan-related obligations, any Bayer Group-, BHC- and/or BDML-related health care plan obligations, the purchase and/or sale of all goods and services, except the Assumed Liabilities.

15.2    Indemnity by Kimball Wales.

15.2.1     Subject to clauses 15.2.2 and 15.3, Kimball and/or Kimball Wales shall defend, indemnify, keep indemnified and hold harmless BDML against and with respect to any and all Indemnified Losses from, resulting by reason of, or arising in connection with:

(a)     any ownership of the Transferring Assets, or any matter relating to the conduct of the Operation by Kimball Wales, the Assumed Liabilities and the purchase and/or sale of all goods and services on or after the Completion Date, save and except with respect to any claim made by BDML or BHC under the Contract Manufacturing Agreement;

(b)     any Demand (including reasonable legal and other professional fees and expenses) by or on behalf of any Employee or any payments (including but not limited to statutory, ex gratia and contractual redundancy payments) arising from or in connection with the redundancy of any Employee (whether voluntary or compulsory) which is effected on or after the Completion Date (including any liability which relates to an Employee's continuous period of service);

(c)     any Demand (including reasonable legal and other professional fees and expenses) by or on behalf of any of the Employees arising from or in connection with their employment or its termination (whether by voluntary or compulsory redundancy or otherwise) by Kimball Wales on or after the Completion Date or any act or omission of Kimball and/or Kimball Wales on or after the Completion Date except any such Demand arising from or in connection with any misrepresentation by BDML of the information provided by Kimball and/or Kimball Wales in accordance with Regulation 10(3) of TUPE of which Kimball and/or Kimball Wales was not aware prior to or on Completion;

(d)     any Demand (including reasonable legal and other professional fees and expenses) by or on behalf of any of the Employees arising from or in connection with the wrongful, constructive or unfair dismissal claim of any Employee where such claim arises from or in connection with any information provided by Kimball and/or Kimball Wales (either directly or indirectly) to any or all of the Employees except any such Demand arising from or in connection with any misrepresentation by BDML of the information provided by Kimball and/or Kimball Wales in accordance with Regulation 10(3) of TUPE of which Kimball and/or Kimball Wales was not aware prior to or on Completion;

(e)     any Demand (including reasonable legal and other professional fees and expenses) by any employee, trade union, employee representative or body of employees or their representatives in respect of any of the Employees, arising from or connected with any failure by Kimball Wales to comply with its obligations under clause 10.5 of this Agreement and any failure by Kimball and/or Kimball Wales to inform and consult any Employee in connection with redundancy (whether voluntary or compulsory) made on or after Completion;

and in all relevant cases including any liability which relates to an Employee's continuous period of service.

15.2.2     Notwithstanding the indemnities provided by Kimball Wales in clause 15.2.1, Kimball Wales shall only indemnify BDML for fifty per cent (50%) of such liabilities which arise out of any Demand related to (i) failure to consult in relation to the proposed voluntary redundancies of up to 19 Employees as described in clauses 12.3 and 12.4or (ii) any unfair or constructive dismissal in respect of any termination of employment directly or indirectly as a result of the voluntary redundancies of up to 19 Employees as described in clauses 12.3 and 12.4. Such limitation of liability is strictly limited to (i) and (ii) above only.

15.2.3     In respect of those liabilities for which each party has agreed to indemnify the other party for fifty per cent (50%) of such liabilities, neither party shall settle any Demand without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed.

15.3     BDML and/or BHC shall not be liable in respect of any claim under the indemnity in clause 15.1, and Kimball Wales and/or Kimball shall not be liable in respect of any claim under the indemnity in clause 15.2, to the extent that the liability occurs or is increased directly or indirectly as a result of any legislation not in force on or prior to the date of this Agreement or as a withdrawal of any extra- statutory concession or other agreement or arrangement currently granted by or made with any governmental or tax authority or as a result of any change after the date of this Agreement of any generally accepted interpretation of application of any legislation or in the enforcement policy or practice of the relevant authorities.

15.4     Survival. An indemnified party's right to seek indemnification under this clause shall survive the Completion indefinitely. For purposes of the preceding sentence, a claim shall be deemed made upon the commencement of an independent judicial proceeding with respect to the matter underlying the claim or receipt by the indemnifying party of a written notice of claim setting forth the amount of the claim (if known by the indemnified party) and a general description of the facts underlying the claim.

15.5     Third-Party Claims.

15.5.1     Notice of Third-Party Claims. If any action, suit, or proceeding (including claims by federal, state, local, or foreign tax authorities) shall be threatened or commenced against an indemnified party by a third party (a "Third Party Claim") in respect of which the indemnified party may demand indemnification from the indemnifying party under this Agreement, the indemnified party shall notify the indemnifying party to that effect with reasonable promptness after receiving written notice of the action, suit, or proceeding in accordance with clause 15.6 of this Agreement, and, provided that the Third Party Claim does not involve to a significant extent matters beyond the scope of the indemnity provided for in this Agreement, the indemnifying party shall have the option to elect in accordance with the provisions of clause 15.5.2 below

(provided the indemnifying party shall have acknowledged in writing that the indemnifying party is obligated under the terms of this Agreement to indemnify the indemnified party) to defend against the action, suit, or proceeding, at the indemnifying party's sole expense, subject to the limitations set forth below.

15.5.2     Defense of Claims. On the written request of the indemnifying party received by the indemnified party within thirty (30) Business Days of the receipt of notice of the action from the indemnified party the indemnifying party may elect to defend against an action, suit, or proceeding relating to a Third Party Claim. The indemnified party shall have the right to employ the indemnified party's own counsel and participate in the defense of the case, but the fees and expenses of the indemnified party's counsel shall be at the expense of the indemnified party, unless the employment of the indemnified party's counsel at the expense of the indemnifying party shall have been authorized in writing by the indemnifying party in connection with the defense of the action, suit, or proceeding . Under no circumstances may the indemnified party compromise or settle a claim that is subject to indemnification by the indemnifying party without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. Under no circumstances may the indemnifying party compromise or settle a claim that is subject to indemnification by it without the written consent of the indemnified party, which consent shall not be unreasonably withheld and provided that the indemnifying party shall have no liability arising therefrom in excess of the figure at which they could have settled or compromised the Third Party Claim.

15.5.3     Conduct of Defense. Any party granted the right to direct the defense of a claim pursuant to this Article shall: (a) keep the other party to this Agreement fully informed of the action, suit, or proceeding at all stages of the matter, whether or not represented; (b) promptly submit to the other party copies of all pleadings, responsive pleadings, motions, and other similar legal documents and papers received in connection with the action, suit, or proceeding; (c) permit the other party to this Agreement and its counsel, to the extent practicable, to confer on the conduct of the defense of the action, suit, or proceeding; and (d) to the extent practicable, permit the other party to this Agreement and its counsel an opportunity to review all legal papers to be submitted before the submission. Subject to an appropriate confidentiality agreement, the parties shall make available to each other and each other's counsel and accountants all of the books and records relating to the action, suit, or proceeding, and each party shall render to the other any assistance as may be reasonably required to ensure the proper and adequate defense of the action, suit, or proceeding.

15.6     Claims by the Indemnified Party. The indemnified party shall notify the indemnifying party in writing with reasonable promptness after the discovery of any claim upon which the indemnified party will demand indemnification from the indemnifying party under this Agreement. To the extent possible, the notice shall describe in reasonable detail the basis for the claim, include an itemized accounting of the claim, and provide a good faith estimate of the amount of the Indemnified Loss. Within 60 days after receipt of the notice, the indemnifying party shall either reimburse the indemnified party for the amount of the claim (or acknowledge the indemnified party's right of offset) or notify the indemnified party of the indemnifying party's intent to dispute the claim. The foregoing notwithstanding, if the indemnified party would otherwise be entitled to indemnification under this Agreement but for the indemnified party's failure timely to deliver a notice, the indemnified party shall nevertheless be entitled to be indemnified under this clause unless the indemnifying party can establish that the indemnifying party has been prejudiced by any time elapsed or by any intervening payment, settlement, or other disposition of the claim.

15.7     Remedies Cumulative. The remedies provided in this clause are cumulative and shall not prevent the assertion by the indemnified party of any other rights or the seeking of any other remedies against the indemnifying party.

16.       MISCELLANEOUS

16.1     Ordinary and Usual Course. As used in this Agreement, the phrases "ordinary and usual course," "ordinary and usual course of business," "ordinary course of business," and similar phrases mean activity that is performed in accordance with BDML's historical and customary practices with respect to the activity.

16.2     Risk of Loss. The risk of loss or destruction of, or damage to, the Transferring Assets (a "Loss") shall be on BDML at all times prior to the Completion Date. All insurance proceeds received by BDML with respect to any Loss shall be applied to replacement, restoration, or repair, or if not so applied before the Completion Date, shall be remitted to Kimball Wales promptly after receipt. Any obligation of BDML to repair, replace, and restore the Transferring Assets shall terminate on the Completion Date. Notwithstanding any other provision of this clause BDML shall be entitled to retain any insurance proceeds to the extent

BDML previously has expended amounts to repair, replace, or restore a Loss to the Transferring Assets before the Completion Date.

16.3     Assignment and Benefits. No party to this Agreement may assign or transfer this Agreement, either directly or indirectly, by merger, liquidation, consolidation, sale of stock, change of control, operation of law, or other means, without the prior written consent of each party to this Agreement, except that either party may assign all or part of its respective interest in this Agreement to its respective successors, or one or more persons or entities controlling, controlled by, or under common control with either respective party. Any assignment of the obligations of this Agreement shall not release the assignor or any guarantor from the duty to perform that person's obligations under this Agreement. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the respective successors and permitted assigns of each party to this Agreement.

16.4     Notices. All notices, requests, demands, and other communications under this Agreement shall be delivered, sent by telecopy, or sent by express delivery service with charges prepaid and receipt requested, or, if those services are not reasonably available, mailed (postage prepaid) by certified mail with return receipt requested and shall be deemed to have been duly given when received:

To Kimball Wales at:                           With a copy to:
_____________________                   Kimball International, Inc.
1600 Royal Street                                1600 Royal Street
Jasper, Indiana 47549                          Jasper, Indiana 47549
Attn: Donald D. Charron, President     Attn: Legal Department
Fax No.: 812-482-8060                       Fax No.: 812-482-8832

To BDML at:                                         With a copy to BHC at:
Bayer House                                          511 Benedict Avenue
Strawberry Hill                                      Tarrytown
Newbury                                                New York
Berkshire                                               10591
RG14 1JA                                              USA
UK
Attn: Company Secretary                        Attn: Law & Patents
Fax No.: 01635 563066                         Fax No.: 914-524-3594

Any party may change that party's address by prior written notice to the other parties.

16.5     Expenses. Each party to this Agreement shall pay that party's respective expenses, costs, and fees (including professional fees) incurred in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

16.6     Entire Agreement. This Agreement, and the exhibits and schedules (which are incorporated in this Agreement by reference), and the Transaction Agreements and any other supplemental agreements delivered at Completion in connection herewith, contain the entire agreement and understanding of the parties and supersede all prior agreements, negotiations, arrangements, and understandings relating to the subject matter of this Agreement.

16.7     Amendments and Waivers. This Agreement may be amended, modified, superseded, or canceled, and any of the terms, covenants, representations, warranties, or conditions of this Agreement may be waived, only by a written instrument signed by each party to this Agreement or, in the case of a waiver, by or on behalf of the party waiving compliance. The failure of any party at any time to require performance of any provision in this Agreement shall not affect the right of that party at a later time to enforce that or any other provision. No waiver by any party of any condition, or of any breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall be deemed to be a further or continuing waiver of any condition or of any breach of any other term, covenant, representation, or warranty.

16.8     No Third-Party Beneficiaries. A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties Act) 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

16.9     No Double Recovery. Neither Kimball nor Kimball Wales is entitled to recover more than once in respect of any matter giving rise to a Claim, a claim under the indemnities or breach of this Agreement. Furthermore Kimball and Kimball Wales are not both entitled to recover in respect of the same matter giving rise to a Claim, a claim under the indemnities or breach of this Agreement

16.10     Severability. Except as otherwise specifically provided in this Agreement, this Agreement shall be interpreted in all respects as if any invalid or unenforceable provision were omitted from this Agreement. All provisions of this Agreement shall be enforced to the full extent permitted by law.

16.11     Headings. The headings of the sections and subsections of this Agreement have been inserted for convenience of reference only and shall not restrict or modify any of the terms or provisions of this Agreement.

16.12     Governing Law and Jurisdiction. This Agreement shall be governed by and will be construed in accordance with English law. The courts of England have exclusive jurisdiction to settle any dispute arising from or in connection with this Agreement.

16.13     Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Unless otherwise expressly provided, the words "include" and "including" (and variations of those words) whenever used in this Agreement shall not limit the preceding words or terms.

16.14     Definitions

"Affiliate" means in relation to a company its holding company and all companies and undertakings which are now or in the future become Subsidiaries or subsidiary undertakings of that company or any such holding company;

"Business Day" means a day other than Saturday or Sunday or a public holiday in England and Wales;

"Demand" means any action, award, claim or other legal recourse, complaint, cost, demand, expense, liability, loss, outgoing, penalty or proceeding;

"Employees" means the persons wholly or mainly employed or engaged by BDML at the Operation on the Completion Date and who are listed in Schedule 7);

"Japanese Stock" means the Stock which, as of March 31. 2006, is in transit from Japan to the Land and Buildings;

"Land and Buildings" means the premises at Western Avenue, Bridgend, Wales and including all fixtures and equipment that are transferred to the Developer pursuant to the Transfer;

"Last Accounting Date" means August 31, 2005;

"Licence relating to the Land and Buildings" means the licence in respect of part of the Land and Buildings in the agreed form between Kimball Wales and the Developer and to be entered into on the same date as this Agreement;

"Material Transferring Contracts" means all written contracts or agreements for the purchase or supply of any single commodity, material or piece of equipment, or provision of services involving expenditure of more than GBP 20,000 and which by their terms do not or may not be terminated without penalty on no more than 90 days' notice;

"Merger Control Filings" means filings, notifications, submissions, or requests for authorization in relation to concentrations between undertakings of the type envisaged by Regulation 139/2004 EC and comparable legislation in other jurisdictions;

"Parts Distribution Agreement" means the agreement in the agreed form between Bayer Diagnostics Europe Limited and Kimball Wales to be entered into on the same day as this Agreement;

"Subsidiary" means in relation to a company wherever incorporated (a holding company) means a subsidiary as defined in section 736 of the Companies Act 1985 and any other company which is itself a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company. Unless the context otherwise requires, the application of this definition to any company at any time will apply to the company as it was at that time, and a subsidiary undertaking shall be construed in accordance with section 258 of that Act;

"Transaction Agreements" means the Contract Manufacturing Agreement, the Transitional Services Agreement, and the Parts Distribution Agreement;

"Transfer" means the agreed form transfer in relation to the Land and Buildings attached as Schedule 4;

"Transitional Services Agreement" means the agreement in the agreed form pursuant to which certain agreed services are provided by Bayer PLC to Kimball Wales to be entered into on the same day as this Agreement;

"TULR(C)A" means the Trade Union and Labour Relations (Consolidation) Act 1992 (as amended from time to time);

"TUPE" means the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended from time to time) or any other applicable legislation governing the transfer of business from time to time in force.

16.15     Counterparts. This Agreement may be signed in original or by fax in counterparts, each of which shall be deemed to be an original, and the counterparts shall together constitute one complete document.

SIGNED on behalf of BAYER HEALTHCARE LLC

SIGNATURE:	/s/ Anthony P. Bihl, III

NAME:	ANTHONY P. BIHL, III

POSITION:	President, Diagnostics Division

SIGNED on behalf of BAYER DIAGNOSTICS MANUFACTURING LIMITED

SIGNATURE:	/s/ Lambert Courth

NAME:	LAMBERT COURTH

POSITION:	Director

SIGNED on behalf of KIMBALL ELECTRONICS MANUFACTURING, INC. AND

SIGNATURE:	/s/ R. Gregory Kincer

NAME:	R. GREGORY KINCER

POSITION:	Vice President

SIGNED on behalf of KIMBALL ELECTRONICS (WALES) LIMITED

SIGNATURE:	/s/ Donald D. Charron

NAME:	DONALD D. CHARRON

POSITION:	Director